June 24, 2009

Filed as Correspondence

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance/Mail Stop 7010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Submitted via EDGAR

RE:	Snap-on Incorporated
Response letter addressing Form 10-K for the fiscal year ended
January 3, 2009, filed February 18, 2009
Commission File No. 1-7724

Dear Mr. Hartz:

Set forth in this letter are the responses of Snap-on Incorporated (“Snap-on” or the “Company”) to the Staff’s additional comments, dated May 21, 2009, regarding the Company’s 2009 annual meeting proxy statement.  In a prior conversation with Ms. Armelin, we stated that we would submit our response by June 26, 2009.  All responses are cross-referenced to the numbered comments in your letter in the order presented.  In addition, we have included the text of the comments in your letter.

In responding to your letter, we use the terms “we,” “our,” “Snap-on,” or the “Company” to refer to Snap-on Incorporated and its Organization and Executive Compensation Committee generally, not specifically to any individuals in particular.

On behalf of Snap-on Incorporated, and as requested in your letter, we acknowledge that:

•                  Snap-on is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Snap-on may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2801 80th Street, Kenosha Wisconsin 53143	Writer’s Direct Line: 262/656-5560
Secretary’s Line: 262/656-5379
Fax Line: 262/656-5127

Definitive Proxy Statement Filed March 10, 2009

Comment 1:  Executive Compensation, page 19; Compensation Discussion and Analysis, page 19; Compensation Committee Practices, page 20

We note your response to comment six in our letter dated March 26, 2009, particularly your statements that the word “benchmark is susceptible to various interpretations” and that you “will employ a different verbal formulation in future filings to clarify the disclosure.”  In the context of Item 402(b) of Regulation S-K, the Division of Corporation Finance has defined “benchmarking” as “using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision.  It would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices.”  Please refer to Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.  In view of this definition, please provide us with your proposed benchmarking disclosure for future filings.

Response:

Assuming our process does not change in the future, our proposed revision of the sentence in question would read, “The Committee reviews data that reflects the 50th to 65th percentile of Market as a benchmark to provide one reference point for compensation practices as well as a source of comparative information to assist in determining various components of an executive officer’s direct compensation; however, it does not use this information to mathematically calculate compensation nor limit itself to the range produced by the Market Data.”

Comment 2:  Total Direct Compensation—Cash and Incentive, page 22; Annual Incentives, page 23

We note your response to comment eight in our letter dated March 26, 2009.  The correspondence you refer to in your response concerned your definitive proxy statement filed on March 12, 2007.  The facts and circumstances underlying the compensation decisions and policies disclosed in that proxy statement are different than those underlying the compensation decisions and policies disclosed in your current proxy statement, which you filed on March 10, 2009, almost two years later.  Accordingly, please provide us with the undisclosed business unit targets as well as a materially complete analysis as to why you have not publicly disclosed those targets.  In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the undisclosed information and the likelihood that the disclosure of this information would cause substantial harm to your competitive position.

Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially.  Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Response:

In response to the information requested by the Staff, pursuant to Rule 418 promulgated under the Securities Act of 1933 and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, the Company is providing under separate cover a discussion of business unit targets, along with an analysis of how disclosure of such targets would result in competitive harm.  In accordance with this request and consistent with the protection of investors and the provisions of the Freedom of Information Act, the Company requests that the Staff return the supplemental material to the Company at the address listed above after the Staff has completed its review.  Additionally, the Company has requested that the Staff afford confidential treatment under the Freedom of Information Act to this information pursuant to the provisions of 17 C.F.R. Section 200.83.

In addition, please note that we annually consider whether the reasons set forth in our confidential response for keeping this information confidential remain effective, and whether such reasons meet the standards for confidential treatment.  We also consider whether this information may have been made public by the Company in another context.  In our review of information for the fiscal year ended January 3, 2009, during the preparation of the 2009 Proxy Statement, we determined that these bases for confidentiality continued, and in fact intensified, due to an even more difficult competitive environment.  We will continue to conduct these reviews on an annual basis.

*      *      *

Please contact me by phone at (262) 656-5560 or by FAX at (262) 656-5127 if you need further clarification or have further questions.  You may also contact our outside counsel, Ken Hallett of Quarles & Brady LLP, at (414) 277-5345.

Sincerely,

/s/ Irwin M. Shur

Irwin M. Shur
Vice President, General Counsel and Secretary
Snap-on Incorporated

cc:	Ms. Patricia Armelin
Staff Accountant
Division of Corporation Finance/Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Mr. Martin M. Ellen
Principal Financial Officer
Chief Financial Officer
Senior Vice President – Finance
Snap-on Incorporated

Kenneth V. Hallett, Esq.
Quarles & Brady LLP